Exhibit 99.1

argenx receives milestone payment from strategic collaboration with Shire

July 17, 2018

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced that it has reached a preclinical milestone in its strategic collaboration with Shire plc. The milestone, for which an undisclosed payment has been received, was triggered by Shire exercising its exclusive option to in-license an antibody discovered and developed using the Company’s proprietary SIMPLE Antibody™ platform and Fc engineering technologies.

“The exclusive option exercised by Shire is a testament to the power of our antibody platform and the excellent progress we have made in our strategic collaboration, discovering highly differentiated SIMPLE antibodies against select novel targets,” said Hans de Haard, Chief Scientific Officer of argenx. “The productivity of this partnership demonstrates our continued investment in antibody discovery collaborations and complements the clinical development progress we are making with our wholly-owned programs.”

argenx entered into an initial collaboration with Shire in 2012 to discover, develop and commercialize human therapeutic antibodies against novel targets to address diverse, rare and unmet diseases. In 2014, the collaboration was expanded to provide Shire with a sublicense to the entire suite of argenx discovery technologies. Under the terms of that agreement, Shire may exercise exclusive options to license, develop and commercialize arising programs, in return for milestone and royalty payments upon achievement of specified development, regulatory and commercial milestones.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’ ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and the three antibody engineering technologies are designed to enable expansion of the therapeutic index of the company’s product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy and its collaboration with Shire, including argenx’s ability to receive the expected benefits thereof such as future milestones and royalty payments.  By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.